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                                                        SEC FILE NUMBER
                                                            0-17868

                                                         CUSIP NUMBER
                                                          500760 20 2

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One)    Form 10-K    Form 20-F    Form 11-K  X Form 10-Q    Form N-SAR
            --           --           --           --           --
                For Period Ended:  April 28, 1996
                                 ---------------------------
                [  ]  Transition Report on Form 10-K
                [  ]  Transition Report on Form 20-F
                [  ]  Transition Report on Form 11-K
                [  ]  Transition Report on Form 10-Q
                [  ]  Transition Report on Form N-SAR
                For the Transition Period Ended:________________________

   READ INSTRUCTION (BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I - REGISTRANT INFORMATION

______________________________________________________________________________
Full Name of Registrant

                            KRAUSE'S FURNITURE, INC.
______________________________________________________________________________
Former Name if Applicable


______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

                     200 NORTH BERRY STREET, BREA, CA 92621
______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transmission report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

        Turnover in the Company's accounting and financial staff has caused delays in accounts processing for the quarter. In addition, the Company changed its fiscal year during the first fiscal quarter 1995. Additional time is required in order to complete the accounts processing and cutoffs, historical comparisons and analyses required by Form 10-K.


                                                (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344(11-91)
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        ROBERT G. SHARPE                 510                460-6201
- ------------------------------       -----------       ------------------
            (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                     [X] Yes  [ ] No

     ___________________________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                  [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


________________________________________________________________________________

                            KRAUSE'S FURNITURE, INC.
        --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 12, 1996                             By  /s/  Robert G. Sharpe
      -------------------                         -----------------------------
                                                         Robert G. Sharpe
                                                     Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL VIOLATIONS
                             (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25(17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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KRAUSE'S FURNITURE, INC.
SEC File Number 0-17868
CUSIP Number 500760 20 2

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

Statement Supporting Question (3) in Part IV - Other Information

The estimated 1996 first fiscal quarter operating results of the Registrant differs significantly from the 1995 results for the following reasons:

        1. Net loss in first quarter 1996 is expected to be greater than the net loss of $991,000 in the first quarter of 1995.

        2. Furniture sales were $2.6 million lower (including a 10.2% same-store sales decline) in the first quarter 1996 compared to the prior year.

        3. Gross margins were approximately 53.1% in the first quarter of 1995 and are expected to be at least three percentage points lower in this year's first quarter due principally to more product discounts and promotions and lower production volume.